UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of class of securities)

441593100

(CUSIP number)

December 31, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: David R. Hilty
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 991,080
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 991,080
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 7.2%
12.	Type of Reporting Person: IN

This Amendment No. 1 amends the Schedule 13G originally filed with the Securities and Exchange Commission on August 28, 2015.

Item 1.	(a)	Name of Issuer:

Houlihan Lokey, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

10250 Constellation Blvd., 5th Floor, Los Angeles, California 90067

Item 2.	(a)	Name of Person Filing:

David R. Hilty

	(b)	Address or Principal Business Office or, if none, Residence:

10250 Constellation Blvd., 5th Floor, Los Angeles, California 90067

	(c)	Citizenship or Place of Organization:

United States

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

441593100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	991,080
(b)	Percent of class:	7.2	%(1)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	0	(2)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	991,080	(2)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Based upon 12,826,811 shares of Class A common stock as of February 3, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016 filed with the Securities and Exchange Commission on February 6, 2017 and 991,080 shares of Class B common stock (representing the right to acquire Class A Common Stock on a one-for-one conversion basis) held by the reporting person. Includes 198,009 shares of unvested Class B Common Stock that are subject to forfeiture and cannot be transferred until they vest.
(2)	Certain stockholders (the “HL Holders”), including the Reporting Person, have agreed to hold their shares of Class B common stock indirectly through a voting trust (the “HL Voting Trust”) formed pursuant to a voting trust agreement (the “Voting Trust Agreement”) under which all decisions with respect to the voting (but not the disposition) of the Class B common stock held by the HL Holders will be made by the trustees of the HL Voting Trust (the “Trustees”), in their sole and absolute discretion, without fiduciary duties of any kind to the HL Holders. Pursuant to the Voting Trust Agreement the Trustees, acting by majority vote, have voting control over the Trust Shares, but no dispositive power over any of the Trust Shares. Each HL Holder retains sole dispositive power over the shares deposited in the HL Voting Trust.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Filed as Exhibit:

99.1	Power of Attorney (incorporated by reference to Exhibit 99.1 of Schedule 13G filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

DAVID R. HILTY:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for David R. Hilty